SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2004



                               CP SHIPS LIMITED


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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F        Form 40-F  X
               ----              -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes        No  X
        ------      -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CP SHIPS LIMITED
                                        ----------------
                                          (Registrant)

Date:  18 February 2004

                                        By:   /s/ John K. Irving
                                             ---------------------------------
                                              Name:  John K. Irving
                                              Title: Vice President, General
                                                     Counsel & Secretary


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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                     Page
----------------------                                                     ----

10.1     Press Release of CP Ships Limited "CP Ships                       4
         Offers Convertible Subordinated Notes", dated 18 February 2004


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


                                                                  Exhibit 10.1

                CP SHIPS OFFERS CONVERTIBLE SUBORDINATED NOTES


LONDON, UK (18th February 2004) - CP Ships Limited today announced that it intends to raise approximately $175 million through an offering of convertible senior subordinated notes due 2024.


CP Ships also plans to offer initial purchasers the option to purchase up to an additional $25 million in aggregate principal amount of notes exercisable within 30 days from the date of pricing of the notes.


The notes will be convertible to CP Ships' common shares under certain specified conditions. The final terms of the offering have not yet been fixed. Closing is expected on 24th February 2004.


CP Ships intends to use the net proceeds of the offering to reduce borrowings under two secured revolving credit facilities which may, subject to availability under such facilities, subsequently be redrawn for general corporate purposes.


The notes are only being offered to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States, or to or for the benefit of U.S. persons, absent registration or an applicable exemption from registration requirements. This press release is being issued in accordance with Rule 135c under the Securities Act. The notes have not been qualified by a prospectus filed in Canada, and are only being offered in certain provinces in Canada pursuant to an exemption from the requirement to file a prospectus in the province in which such offer is made.


This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.


                                    -ends-


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


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660


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